J.M. Walker & Associates

Attorneys At Law

7841 South Garfield Way

Centennial, CO 80122

303-850-7637 telephone

jmwlkr85@gmail.com

303-482-2731 facsimile

August 23, 2012

United States Securities and Exchange Commission

Washington, DC 20549

Attention: Chambre Malone

Re:

Restoration Industries, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed June 25, 2012

Filing No. 333-179522

Dear Ms. Malone:

In response to your letter dated August 2, 2012 that included comments regarding our registration statement, we have prepared the following replies:

Dilution, page 17

1.

You indicate that your pro forma net tangible book value per share after the offering was $0.07 in the 100% and 75% columns. In both of these columns, it appears that your pro forma net tangible book value per share after the offering should be $0.06 and the increase/decrease per common share attributable to investors should be $0.02. If so, the dilution to investors would be $0.04 and the dilution as a percentage of offering price would be 40% in both of these columns. It also appears that your pro forma net tangible book value per share after the offering should be $0.05 in the 50% column and $0.04 in the 25% column. If so, the increase/decrease per common share attributable to investors would be $0.01 in the 50% column and $0.00 in the 25% column. The dilution to investors would then be $0.05 in the 50% column and $0.06 in the 25% column. Dilution as a percentage of offering price would then be 50% in the 50% column and 60% in the 25% column. Please revise or advise. Refer to Item 506 of Regulation S-K.

 - The disclosure has been revised to indicate the dilution using the new financial numbers for the period ended June 30, 2012.

Financial Statements

General

2.

Please note the updating requirements of Rule 8-08 of Regulation S-X, as applicable.

 - The disclosure has been revised to update the financial statements according to the requirements of Rule 8-08 of Regulation S-X.

Thank you for your time and consideration in this matter.  Please do not hesitate to contact us if you have any questions regarding the above.

Sincerely,

J.M. Walker & Associates

By:

/s/Zachary B. Walker

Zachary B. Walker

Attorney At Law